

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2013

Via E-mail
Michelle Ko
Senior Director and Securities Counsel
ICON Investments
3 Park Avenue, 36th Floor
New York, New York 10016

> **Re: ICON ECI Fund Sixteen
> Amendment No. 1 to Registration Statement on Form S-1
> Filed February 1, 2013
> File No. 333-185144**

Dear Ms. Ko:

We have reviewed your registration statement and have the following comments.

General

1. Please note that we have referred your filing to the Division of Investment Management for their review of your response to comment three of our letter dated December 14, 2012. We may have further comments after their review of your filing is completed.

2. We note your response to comment 4 in our letter dated December 14, 2012. Please revise to clearly describe the special purpose businesses you will own and special purpose entities you may also co-own.

You may contact Melinda Hooker, Staff Accountant at (202) 551-3732 or, in her absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-mail
Deborah Froling, Esq.